October 20, 2009
VIA EDGAR
Mr. Jorge Bonilla
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Campbell Fund Trust (the “Trust”)
File No. 000-50264
Form 10-K for the year ended December 31, 2008
Form 10-Q for the three months ended March 31, 2009
Form 10-Q for the three and six months ended June 30, 2009
Dear Mr. Bonilla:
     I am writing in response to your letter dated September 16, 2009 regarding the Trust’s filings referenced above.
     The following is an item-by-item response to the comments made by the Commission in your letter:
FORM 10-K FOR THE YEAR ENDED DECMEBER 31, 2008
Item 1. Business, page 1
1.	Campbell & Company, Inc., the Trust’s Trading Advisor, applies systematic, model-based trading strategies to diverse portfolios of global futures and forwards markets. We will include this description in future filings.
2.	The following is the Trust’s allocation by sector based on margin requirements of total trust assets as of the end of the fiscal year. We confirm that we will include similar disclosure in future filings.

Foreign Exchange	31%
Interest Rates	31%
Equity Indices	25%
Commodities	13%
2850 Quarry Lake Drive
Baltimore, Maryland 21209
Phone (410)413-2600 - Toll Free 1-800-698-7235 - Fax (410)413-2700

Mr. Jorge Bonilla
Securities and Exchange Commission
October 20, 2009

3.	In future filings, we will include the following discussion:
As a registrant with the Securities and Exchange Commission, the Trust is subject to the regulatory requirements under the Securities Exchange Act of 1934. As a commodity investment pool, the Trust is subject to the regulations of the Commodity Futures Trading Commission, an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry; rules of the National Futures Association, an industry self-regulatory organization; and the requirements of the various commodity exchanges where the Trust executes transactions. Additionally, the Trust is subject to the requirements of futures commission merchants (brokers) and interbank market makers through which the Trust trades.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Policies, page 15
4.	In future filings, we will consider expanding our discussion of the observable inputs that are the basis in determining the level of asset or liability recorded under SFAS 157.
Capital Resources, page 16
5.	In future filings, we will include the following language in the Capital Resources section on page 13:
The Trust maintains 40-80% of its net asset value in cash, cash equivalents or other liquid positions in its cash management program over and above that needed to post as collateral for trading. These funds are available to meet redemptions each month. After redemptions and additions are taken into account each month, the trade levels of the Trust are adjusted and positions in the instruments the Trust trades are added or liquidated on a pro-rata basis to meet those increases or decreases in trade levels.

Mr. Jorge Bonilla
Securities and Exchange Commission
October 20, 2009

Liquidity, page 16
6.	In future filings, we will add the following language in the Liquidity section on page 13:
As a commodity pool, the Trust posts collateral to support its trading at its futures commission merchant (broker) and foreign exchange counterparty. The Trust occasionally receives margin calls (requests to post more collateral) from either of these parties, which are met by moving a small portion of the remaining 40-80% of those cash equivalents to the margin accounts. In the past 3 years, the Trust has not needed to liquidate any position as a result of a margin call.
Results of Operations, page 16
7.	We will provide language similar to the following in the Results of Operations section in future filings:
The following is a discussion of the management and performance fees accrued and paid. During the years ended December 31, 2008, 2007 and 2006, the Trust accrued management fees in the amount of $25,405,845; $41,054,959 and $44,503,132, respectively, and paid management fees in the amounts of $26,410,933; $42,206,967 and $43,721,863, respectively. No incentive fees were accrued or paid during the year ended December 31, 2008. During the year ended December 31, 2007, the Trust accrued and paid a performance fee in the amount of $3,914,242. During the year ended December 31, 2006, the Trust accrued and paid performance fees in the amounts of $8,574,956 and $11,404,782, respectively.
Item 11. Executive Compensation, page 34
8.	In future filings, we will include the following language:
The performance fee is paid on the cumulative increase, if any, in the Net Asset Value per Unit over the highest previous cumulative Net Asset Value per Unit (commonly referred to as a “High Water Mark”). In determining the fees in this paragraph, adjustments shall be made for capital additions and withdrawals and Net Assets shall not be reduced by the fees being calculated for such current period. The performance fee is not subject to any clawback provisions. The management fee and performance fee are typically paid in the month following the month in which they are earned. The management fee and performance fee are paid from the available cash at the Trust’s bank, broker or cash management accounts.

Mr. Jorge Bonilla
Securities and Exchange Commission
October 20, 2009

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters, page 34
9.	In future filings, we will add the tabular format as shown in Item 403 of Regulation S-K as well as include the “Percentage of Class” as shown in the table.
Item 13. Certain Relationships and Related Transactions, page 34
10.	The only Transactions with Related Persons as described in Item 404 of Regulation S-K consisted of fees earned by the managing operator and subscriptions into or redemptions out of the Trust by the managing operator. We believe Item 11 and Item 12 of the 10K adequately disclose this activity.
Signatures, page 36
11.	For those signatures signed on behalf of the registrant by persons in their individual capacities, these persons served in those capacities for Campbell & Company, Inc. Gregory T. Donovan is the principal accounting officer. We will include this information in future filings.
Financial Statements and Notes
Note 6. Subscriptions, Distributions, and Redemptions, page 53
12.	The differences between Series A, B and W units is as follows and this language will be included in future filings:
The Trust is offering units of beneficial interest which are classified into Series A units, Series B units and Series W units. The rights of the Series A units, Series B units and Series W units are identical, except that the fees and commissions vary on a Series-by-Series basis. The initial minimum subscription for Series A units and Series W units is $10,000. Series B units are only available for additional investments by existing holders of Series B units. See Note 1G, Note 2 and Note 4 for an explanation of Series specific charges.
13.	There following are restrictions on redemptions. Units are transferable, but no market exists for their sale and none is expected to develop. Monthly redemptions are permitted upon ten (10) business days’ advance written notice to Campbell & Company. We will include this language in future filings and will confirm that in future filings we will label the units on our Statements of Financial Condition as “redeemable.”
Exhibit 31.1 and 31.2
14.	In future filings, we confirm that we will revise the certifications to comply with the exact requirements of Item 601(b)(31) of Regulation S-K.

Mr. Jorge Bonilla
Securities and Exchange Commission
October 20, 2009

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2009
Exhibit 31.1 and 31.2
15.	We will amend the quarterly report to file certifications in the exact form as outlined in Item 601(b)(31) of Regulation S-K.
     If you have any questions, please call me at 410-413-2654 or our General Counsel, Tom Lloyd, at 410-413-4552. Thank you in advance for your prompt attention to this matter and for your continuing cooperation.

Sincerely,
/s/ Gregory T. Donovan

Gregory T. Donovan Chief Financial Officer